Exhibit 99.1

1 1 INVESTOR PRESENTATION BUSINESS UPDATE 28 FEBRUARY, 2023 NASDAQ: IMRN ASX: IMC Steven Lydeamore - CEO

2 2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections . Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements . Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology . As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements . The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made . Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority . HY and YTD FY 2023 results in this presentation are subject to audit review . The final 2023 Half Year Report will be issued on 28 February 2023 . SAFE HARBOR STATEMENT

3 3 EXECUTIVE SUMMARY Immuron Ltd (ASX:IMC) (NASDAQ:IMRN) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Company Overview • Two commercially available oral immunotherapeutic products – Travelan® and Protectyn® • Incorporated in Australia in 1994 and has been listed on the ASX since 1999 and NASDAQ since 2017 • Market capitalisation of $ 16.6 m as of 24 Feb 2023 with cash & cash equivalates balance of $18.5 million as of 31 Dec 2022 • Refreshed corporate structure including key hire – Flavio Palumbo as Chief Commercial Officer • Flagship product Travelan® demand surged faster than current supply capability • Supply chain capacity addressed by contracting another packaging supplier • Capable of producing highly specific orally active immunoglobulins to any enteric pathogen • Travelan® (IMM - 124E) IND filed with and approved by FDA a • FY23 H1 revenue of $584k, up 153% on pcp – Australian sales contributing $287k • FY23 YTD 24 Feb 2023 revenue of $1.23m, up 234% on pcp – Australian sales contributing $776k • Evaluating launch of Travelan® via distributors in international markets (Asia, Europe) • Extremely strong balance sheet that will be supporting its refreshed organic growth strategy and new M&A strategy • Set to initiate a clinical trial for Travelan ® ( IMM - 124E) this financial year Business Update Results & Outlook a ASX Release link in appendix. YTD FY2023 results in this presentation are subject to audit review. The final 2023 Half Year Report will be issued on 28 February 2023 .

4 4 Key Commentary • $649k sales during January and to 24 February boosting sales YTD • Up 234% on pcp • Up 111% on FY23 half year • Australian sales contributing 63% (up from 18% in pcp) • Supply chain capacity addressed by contracting another packaging supplier • Australian wholesalers and retail pharmacies now fully stocked • Building stock to allow accelerated growth in international markets YEAR TO DATE SALES – 24 TH FEBRUARY 2023 * YTD FY2023 results in this presentation are subject to audit review. The final 2023 Half Year Report will be issued on 28 Fe bru ary 2023. $000s Profit & Loss FY23 YTD 24 Feb 23 FY22YTD 24 Feb 22 Var % Australian Sales 776$ 67$ 1058% Rest of World Sales 457$ 302$ 51% Total Revenue 1,233$ 369$ 234%

5 5 Substantial Shareholders Holder Units % of CSO BNY Mellon Asset Management 77,903,505 34.2 % Management & Board 6,904,554 3.0 % Authentics Australia Pty. Ltd. 6,000,000 2.6 % Grandlodge 3,846,712 1.7% • Continued strengthening executive team, bringing on Flavio Palumbo as Chief Commercial Officer • Flavio brings over 20 year’s experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G. • Travelan® is now widely available again following supply challenges in January which have been resolved through the qualification of a new packaging company. • USA Market: • Immuron’s own shopfront on amazon.com will be introduced during FY23 • Re - entry into retail pharmacies will be explored in FY23 • Canadian Market: • Working towards relaunch into retail pharmacy in FY24 • Market Expansion: • Evaluating options to enter Asian and European markets through distributors • Evaluating options to add to marketed products portfolio in FY24 • Shareholder Base: • Large retail shareholder base in US and Australia • BNY Mellon Asset Management (American Depository Shares) holds 34% stake • Board and management aligned with shareholders, holding 3% stake CEO UPDATE & CORPORATE SNAPSHOT *As at 24 February 2023 Financial Snapshot Shares on Issue 227,798,346 Total Options 21,303,877 Last Traded Price $0.0 78 52 week High/Low 0.125/0.07 Market Cap $16.6m Cash & Cash Equivalents (as at 31 Dec 22) $18.5m *As at 24 February 2023

STATUS OF PRODUCT PORTFOLIO AND KEY MILESTONES

- US Department of Defense grant of US$4.45 million to examine a dosing regimen for Travelan® more suited for use by the military [d]
  - Market evaluation by Lumanity confirms the Traveler's Diarrhea market opportunity for IMM-124E (Travelan®) [e]
  - IMM-124E (Travelan®) IND was approved by the FDA in 2H2022 [a]
  - Clinical trials anticipated to commence in 1H2023
- Market evaluation by Lumanity confirms the *Clostridioides difficile* market opportunity for IMM-529 [f]
  - 600mg solid dose active formulation development completed
  - Project strategy and budget to be approved by the Immuron Board before initiating clinical trials
- Travelan® - Uniformed Services University has recruited more than 20% of participants in a randomized clinical trial with Travelan® to evaluate the effectiveness for prophylaxis during deployment or travel to a high traveler's diarrhea risk region [g]
  - Estimated Study Primary Completion Date – 30 July 2023
  - Estimated Study Completion Date – 31 December 2023
- Naval Medical Research Center Clinical Trials of CampETEC in campylobacter and enterotoxigenic *E.coli* (ETEC) [h]
  - Animal ethics approval for Toxicology study – 22 November 2022
  - Immuron sponsored Toxicology study - completed 20 December 2022
  - Meeting with FDA to discuss clinical hold – 2 December 2022
  - Written Guidance received from FDA – 20 December 2022
  - Response letter submitted – 25 January 2022
  - Anticipate FDA feedback in March 2023

Immuron's Clinical Programs

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E Travelan®	Traveler's Diarrhea ETEC challenge	immuron →			
IMM-529	*Clostridioides difficile* Infection & Recurrence	immuron →			

Our Partners' Clinical Programs

Compound or brand name	Partner	Phase I	Phase II	Phase III	Market
Travelan®		Uniformed Services University →			
CampETEC		Naval Medical Research Center →			

*Further information on the clinical programs can be found on slide 11

[a ,b,c,d,e,f] ASX Release links in appendix

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DISTRIBUTION CAPABILITY

	Australia	USA	Canada
Retail Pharmacy	Established		Developing
B2B	Developing	Established	
E-commerce	Developing	Developing	Developing

Legend: Established / Developing

Key Commentary

- The Australian retail network includes over 3,500 pharmacies
- In the USA, the key B2B customer is Passport Health - the largest network of travel medicine clinics
- We have transitioned to new sales management service and third party logistics providers in the USA
- Immuron's own shopfront on amazon.com will be introduced in the USA during FY23
- Re-entry into retail pharmacies in USA will be explored in FY23
- In Canada, we are working towards a relaunch into retail pharmacy in FY24
- We are exploring options to expand B2B business in airlines, cruise ships, health & wellness segments
- We are evaluating options to enter Asian and European markets through distributors

Immuron Limited
Vancouver, BC, Canada

ANB Canada
Ontario, Canada
Distributes to all provinces of Canada


RJW Logistics
Chicago, USA
Distributes to all states
of USA
Immuron Inc.
New York, USA

Immuron Limited
Melbourne, Australia
Distributes to all states of Australia and to distributors in USA and Canada

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BUSINESS POSITIONED FOR ORGANIC GROWTH AND NEW M&A STRATEGY

Organic Growth Strategy

- Focus on commercialised products and near-term development extensions, including:

1 **Travelan®:**

  - Sales expansion across target geographies
  - Growth in distribution network and sales & marketing initiatives
  - Product development (new formulations including once daily dosing) e.g. FDA approval

2 **Protectyn®:**

  - Sales expansion across target geographies
  - Growth in distribution network and sales & marketing initiatives
  - Product development and broader applications


Travelan
ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS


immuron
Natural Dietary Supplement
PROTECTYN
SCIENTIFICALLY FORMULATED TO:
• Help maintain healthy digestive function
• Help support the liver
Hyperimmune bovine colostrum enriched with anti-LPS action
30 CAPLETS

M&A Strategy

- By pursuing growth through M&A of a fragmented market, IMC believes that it will be able to increase market geographies, sales channels and penetration driving revenue growth and ultimately shareholder value
- **Our M&A Key Criteria focusses on:**

1 Expand market verticals & product offering

2 Expand existing customer base

3 Cost & Earnings Synergies

4 Strength of IP and Management

5 Distribution network and sales & marketing by each product immuron

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KEY MILESTONES ANTICIPATED TO DRIVE VALUE

	2H 2022	1H 2023	2H 2023	1H 2024
Travelan®	• FDA IND[1] approved for single daily dose IMM-124E ETEC[2] CHIM[3] clinical trial [a]	• IRB Approval[4] • Initiate IMM-124E ETEC CHIM clinical trial	• Topline results for IMM-124E ETEC CHIM clinical trial	• Clinical Study Report
CampETEC	• Submitted Response Letter to FDA Clinical Hold [h] • Immuron sponsored Toxicology study - completed	• Toxicology Study Report • FDA feedback to clinical hold response letter	• Initiate NMRC[5] CampETEC ETEC CHIM clinical trial • Initiate NMRC CampETEC Campylobacter CHIM clinical trial	• Topline results for NMRC CampETEC ETEC CHIM clinical trial • Topline results for NMRC CampETEC Campylobacter CHIM clinical trial
IMM-529	• 600 mg solid dose active formulation development	• Project strategic planning and budget development	• IMM-529 cGMP manufacture[6] • IMM-529 IND Pre-IND submission[6]	• IMM-529 IND submission[6] • Initiate IMM-529 phase 2 CDI clinical trial[6]
Travelan®	• USU[7] P2TD IMM-124E field clinical trial recruitment commencement [g]	• Recruitment Updates	• Primary Study Completion	• Study Completion

Completed; 1. Investigational New Drug; 2. Enterotoxigenic *E.coli*; 3. controlled human infection model; 4. Institutional Review Board; 5. Naval Medical Research Center; 6. Project strategy and budget to be approved by the Immuron Board; 7. Uniformed Health Services University of the Health Sciences; [a,h,g]ASX Release links in appendix

IMMURON 9

10 10 Steven Lydeamore Chief Executive Officer Immuron Limited 28 February 2023 Contact Information: Phone: Australia: +613 8892 4854 Email: steve@immuron.com

11 11 STEP 1 STEP 2 STEP 3 FINAL PRODUCT Development of Highly Specific Vaccines Isolation of Hyperimmune antibody - rich bovine colostrum Oral Antimicrobial therapeutics without drawbacks of antibiotics Toxin Neutralization + Clearance of targeted gut pathogens TECHNOLOGY PLATFORM Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a n ove l class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal (“GI”) tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. x Reduce occurrence and reduce/relieve diarrhoea x Reduce/relieve abdominal cramping x Reduce/relieve gastrointestinal pain x Assists repair of gastrointestinal/gut wall lining x Enhance/promote immune defence x Enhance/promote health liver function Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA)

ADDRESSABLE MARKET & INDUSTRY OVERVIEW

~$15b+ — Immuron's products are a subset of the global digestive health market, which a multi-billion-dollar market*

~7% CAGR — Travelers diarrhea treatment market is large and growing at a CAGR of ~7% over 2019-2022*

Travelan® has large market potential given that acute diarrhea affects millions of travelers each year

$83m — Based on US annual travel numbers and a penetration rate of 15%, **the market potential is estimated at $83m****

$50m — Based on EU travel numbers and a penetration rate of 15%, the **market potential is estimated at $50m****

$1.7b — Clostridioides difficile infections (CDIs) to grow to almost $1.7 billion by 2026, according to GlobalData

Billion Dollar Market

Travelers diarrhea treatment market is large and growing at a CAGR of ~7%

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent Symptom

30% - 70% of travelers experience traveler's diarrhea***


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION

immuron

** IQVIA Consumer Health Category QuickView MAT Q1 2019*
*** IMC Company Report - Travelan Market Analysis 2019*
**** Centers for Disease Control and Prevention Yellow Book*

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13 13 SCIENTIFIC REFERENCES Travelan® (IMM - 124E) Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan as a broad Spectrum anti - bacterial Immuron Limited, 29 April, 2011 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Efficacy of hyperimmune bovine colostrum against shigellosis in rhesus macaque (Macaca mulatta), and bioactivity of HBC against common enteric pathogens Islam et al., 2020. Submitted to mSphere, American Society for Microbiology Bioactive Immune Components of Travelan® Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM - 124E) has a non - detrimental effect on gut microbial communities in unchallenged mice Rachele Gore, Mitra Mohsenipour, Jennifer L Wood, Gayathri K Balasuriya, Elisa L Hill - Yardin, Ashley E Franks Hyperimmune bovine colostrum reduces gastrointestinal carriage of uropathogenic Escherichia coli Human Vaccines & Immunotherapeutics, 15:2, 508 - 513, DOI: 10.1080/21645515.2018.1528836 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 IMM - 529 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5

ASX RELEASES REFERENCED

Ref	Slide statement	ASX Release
a	Travelan® (IMM-124E) IND filed with and approved by FDA	Immuron Receives FDA Approval for Travelan IND Application
b	Strategic investment in leading UK based health biotech Ateria Health Limited; an initial 17.5% equity stake; Value of option for further investment in Ateria Health of £1.47m, expiring on 31 July 2023	Immuron completes strategic investment in Ateria Health
c	Strategic investment in leading UK based health biotech Ateria Health Limited; an initial 17.5% equity stake; Value of option for further investment in Ateria Health of £1.47m, expiring on 31 July 2023	IMC investment in leading gut health biotech Ateria Health
d	US Department of Defense grant of US$4.45 million to examine a dosing regimen for Travelan® more suited for use by the military	Immuron awarded A$6.2 million US DoD funding for Travelan
e	Market evaluation by Lumanity confirms the Traveler's Diarrhea market opportunity for IMM-124E (Travelan®)	AGM Presentation
f	Market evaluation by Lumanity confirms the Clostridioides difficile market opportunity for IMM-529	AGM Presentation
g	Travelan® - Uniformed Services University has recruited more than 20% of participants in a randomized clinical trial with Travelan® to evaluate the effectiveness for prophylaxis during deployment or travel to a high traveler's diarrhea risk region	US DOD Travelan Clinical Recruitment Milestone
h	Naval Medical Research Center Clinical Trials of CampETEC in campylobacter and enterotoxigenic E.coli (ETEC)	Immuron and US NMRC respond to CampETEC FDA Clinical Hold

IMMURON

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